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                [LETTERHEAD SICHENZIA ROSS FRIEDMAN FERENCE LLP]
                                ATTORNEYS AT LAW


                                                        March 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:      Kathleen Collins, Accounting Branch Chief
                Patrick Gilmore, Staff Accountant

                Re:     One Voice Technologies, Inc.
                        Item 4.01 Form 8-K
                        Filed February 23, 2007
                        File No. 000-27589

Ladies and Gentlemen:

      On behalf of One Voice Technologies, Inc. ("One Voice" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of March 6, 2007.

1. We note in your disclosure that there were no reportable events with your former accountant during the fiscal year ending December 31, 2005 and the subsequent interim periods through the date of dismissal with the exception noted in the disclosure. The disclosure should state more specifically whether during the TWO most recent fiscal years and any subsequent interim period through the date of dismissal whether there were any reportable events. Revise your 8-K to disclose whether there were any reportable events during the TWO most recent fiscal years up through the date of dismissal.

      RESPONSE:

      We have revised the third paragraph in the Company's Current Report on Form 8-K to disclose that there were no reportable events during the Company's two most recent fiscal years and the subsequent interim periods through the date of dismissal, with the exception noted therein.

2.    We also note that you "did not consult with your New Accountant regarding the application of accounting principles to a specific transaction...."
      However, your disclosure does not state whether you consulted with your new accountant during the preceding two fiscal years up through the date of engagement. Similar to the previous comment, revise your 8-K to disclose whether there were any consultations with your new accountants during the preceding two fiscal years up through the date of engagement.

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      RESPONSE:

      We have revised the seventh paragraph in the Company's Current Report on Form 8-K to disclose that, "during the Company's two most recent fiscal years and the subsequent interim periods through the date of engagement, the Company did not consult with the New Accountant..."

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      RESPONSE:

      We have obtained and filed an updated Exhibit 16 letter from the Company's former accountants stating that the accountant agrees with the statements made in the Company's amended Form 8-K.

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      In addition, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Very Truly Yours,


                                                /s/ Eric A. Pinero
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                                                Eric A. Pinero